21001383

SEC Mail Processing Section
MAR 3 1 2021
Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dempsey Lord Smith, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
901 North Broad Street, Suite 400
(No. and Street)

Rome	**GA**	**30161**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerry E. Dempsey **(706) 238-9575**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Suite 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry E. Dempsey, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dempsey Lord Smith, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public 06/14/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEMPSEY LORD SMITH, LLC
Financial Statements
For the Year Ended
December 31, 2020
With
Report of Independent Registered
Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Dempsey Lord Smith, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dempsey Lord Smith, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2005.

March 26, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

DEMPSEY LORD SMITH, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$ 5,281,285
Commissions receivable	879,752
Due from clearing broker	174,201
Office furniture and equipment, net of accumulated depreciation of $142,646	12,547
Deposit with clearing broker	50,000
Advances to employees	2,500
Prepaid expense	48,061
Due from related party	180,000
Total Assets	$ 6,628,346

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 118,361
Accrued commissions	2,814,245
Other accrued expenses	290,051
Total Liabilities	3,222,657
MEMBERS' EQUITY	3,405,689
Total Liabilities and Members' Equity	$ 6,628,346

The accompanying notes are an integral part of these financial statements.

DEMPSEY LORD SMITH, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020

REVENUES	
Commissions	$ 11,576,266
Mutual fund fees	1,883,879
Advisory	2,794,175
Forgiveness of PPP Loan	104,100
Interest	3,400
Total revenues	16,361,820
EXPENSES	
Commissions	10,986,837
Guaranteed payments to partners	822,000
Employee compensation and benefits	639,323
Clearing and execution charges	575,759
Communications	17,210
Occupancy and equipment	192,000
Other expenses	1,066,041
Total expenses	14,299,170
NET INCOME	$ 2,062,650

The accompanying notes are an integral part of these financial statements.

DEMPSEY LORD SMITH, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

	2020
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,062,650
ITEMS WHICH DO NOT IMPACT CASH:	
Depreciation	4,500
Forgiveness of PPP Loan	(104,100)
Adjustments to reconcile net income to net cash provided by operations:	
Increase in commissions receivable	(609,647)
Increase in due from clearing broker	(73,890)
Increase in prepaid expense	(7,847)
Decrease in advances to employees	4,565
Increase in accounts payable	71,728
Increase in accrued commissions	1,148,631
Increase in other accrued expenses	87,752
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,584,342
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(1,180,000)
Proceeds from PPP Loan	104,100
NET CASH USED BY FINANCING ACTIVIIES	(1,075,900)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office furniture and equipment	(5,565)
Loan payment from related party	5,000
NET CASH USED BY INVESTING ACTIVITIES	(565)
NET INCREASE IN CASH	1,507,877
CASH BALANCE:	
Beginning of year	3,773,408
End of year	$ 5,281,285

The accompanying notes are an integral part of these financial statements.

DEMPSEY LORD SMITH, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2020

Balance, December 31, 2019	$ 2,523,039
Net Income	2,062,650
Distributions to Members	(1,180,000)
Balance, December 31, 2020	$ 3,405,689

The accompanying notes are an integral part of these financial statements.

DEMPSEY LORD SMITH, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Dempsey Lord Smith, LLC (the "Company"), a Georgia Limited Liability Company organized in April 2006, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company the members' liability is limited to their investment.

The Company operates as a "general securities" and "managing" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

Cash: The Company maintains its cash deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Office Furniture and Equipment: Office furniture and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through partnership, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

DEMPSEY LORD SMITH, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Date of Management's Review – Subsequent events were evaluated through the date the financial statements were issued.

Revenue Recognition: Revenue from contracts with customers includes commission income and fees from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of customers. Each time a customer enters into a buy or sell transaction the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual funds or pooled investments vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell their shares to investors. Marketing or distribution fees are paid over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Fee based revenue is recognized in accordance with these agreements.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly or monthly and are recognized as revenue in the period in which performance obligations are satisfied.

Commissions Receivable: Commissions receivable are uncollateralized obligations primarily due from other broker-dealers under normal trade terms. The carrying amount of commissions receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews all commissions receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the commissions receivable recorded at

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

December 31, 2020 are fully collectable and are therefore stated at net realizable value without an allowance for doubtful accounts.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider developing its expected credit loss estimate for assets measured at amortized costs. The Company adopted ASU No. 2016-13 using the modified retrospective approach with no material impact to its financial position, results of operations, or cash flows.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $3,095,734, which was $2,880,890 in excess of its required net capital of $214,844 and its ratio of aggregate indebtedness to net capital was 1.041 to 1.0.

NOTE C — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D — CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company's clearing agreement requires that a minimum balance of $50,000 be maintained on deposit with the clearing broker and that minimum net capital of $150,000 be maintained. Accounts receivable from its clearing broker at December 31, 2020 consists of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at December 31, 2020 and no allowance is required.

NOTE E — LEASES AND RELATED PARTIES

The Company leases three office premises locations from its members or entities controlled by its members. The leases became month to month effective January 2018.

For the year ended December 31, 2020, rent expense under related party premises leases was $187,500.

At December 31, 2020, the Company has a note receivable of $180,000 from an entity controlled by its members. The note is non-interest bearing and due on demand.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE F – CONTINGENCIES

The Company is subject to litigation and customer claims in the normal course of business. At December 31, 2020, the Company is engaged in defending claims with customers. The Company has accrued $175,450 for these matters that is included in other accrued expenses in the statement of financial condition.

In one of the matters in progress at December 31, 2020, the Company is defendant, along with approximately eighty other broker dealers, in matters involving sales of investments in a family of Funds. Investors and regulators allege, among other things, that the Funds are Ponzi schemes and that the organizers and officers of the Funds took undisclosed fees and payments from the Funds. The Company sold approximately $5 million of investments in the Funds. The resolution of this matter will likely be unknown for several years.

NOTE G – CUSTOMER CONCENTRATIONS

During 2020, the Company had one customer that accounted for 32% of total revenues.

NOTE H – ECONOMIC RISKS

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

DEMPSEY LORD SMITH, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE I – PPP LOAN

In April 2020, the Company received a loan of approximately $104,100 pursuant to its application under the Small Business Administration's Paycheck Protection Program ("PPP") established by enabling legislation under the Coronavirus Aid, Relief, and Economic Security Act. The entirety of this loan was forgiven on November 4, 2020 and therefore has been included in revenue within the accompanying statement of operations.

SUPPLEMENTAL INFORMATION

SCHEDULE I
DEMPSEY LORD SMITH, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2020

NET CAPITAL:

Total members' equity	$3,405,689
Less non-allowable assets:	
Commissions receivable, non-allowable	(66,847)
Office furniture and equipment	(12,547)
Other assets	(230,561)
	(309,955)
Net capital before haircuts	3,095,734
Less haircuts	-
Net capital	3,095,734
Minimum net capital required	214,844
Excess net capital	$2,880,890
Aggregate indebtedness	$3,222,657
Minimum net capital based on aggregate indebtedness	$ 214,844
Ratio of aggregate indebtedness to net capital	1.041 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2020

There is no significant difference between net capital as reported in Part IIA of Form X-17a-5, as amended, and net capital as reported above.

DEMPSEY LORD SMITH, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the rule.

DEMPSEY LORD SMITH, LLC

February 9, 2021

BROKER DEALERS ANNUAL EXEMPTION REPORT

Dempsey Lord Smith, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

Dempsey Lord Smith, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2020 without exception.

Sincerely,

Jerry Dempsey
CEO, Dempsey Lord Smith, LLC

901 NORTH BROAD STREET - SUITE 400 - ROME, GA 30161 - PHONE 706-238-9575 FAX: 706-238-9578 - HTTP://WWW.DEMPSEYI.COM